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                       Filed by Compaq Computer Corporation Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                         And Deemed Filed Pursuant to Rule 14a-6
                                       Under the Securities Exchange Act of 1934
                                    Subject Company: Compaq Computer Corporation
                                                  Commission File No.: 333-73454

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Compaq on September 4, 2001, and is incorporated by reference into this filing.

On February 26, 2002, Compaq posted the following questions and answers to its internal intranet.

Q95. WHAT SHOULD I DO IF I HAVE NOT RECEIVED THE PROXY MATERIALS?

     A. Mailing of the proxy materials began on or about February 6 and was completed shortly after the February 18 President's Day holiday. Remember, in order to receive a proxy card you must have shares in your account as of the record date, January 28, 2002.

     If you haven't received your proxy materials by March 1, you need to contact one or more of the following:

          o SALOMON SMITH BARNEY if you purchased shares through Compaq's Employee Stock Purchase Program

               o In North and South America, call 877-636-7496 or 212-615-7835, 8 a.m. - 6 p.m. U.S. Central Time
               o In Europe, the Middle East and Africa, call + 34 93 316 5934, 8 a.m. - 6 p.m. Central European Time
               o In Australia and the Asia-Pacific Region, call + 61 7 33106084, 9 a.m. - 8 p.m. Australian Eastern Time

          o VANGUARD (800-523-1188) if you purchased Compaq shares through Compaq's 401k plan

          o Compaq's Transfer Agent EQUISERVE (888-218-4373) if your shares are registered on Compaq's books

          o The brokerage house where you maintain an investment portfolio that contains Compaq shares.

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Q96. WHAT SHOULD I DO IF THE PROXY CARD IS LOST OR DAMAGED?

     A.   You can request one from one or more of following:

          o SALOMON SMITH BARNEY if you purchased shares through Compaq's Employee Stock Purchase Program

               o In North and South America, call 877-636-7496 or 212-615-7835, 8 a.m. - 6 p.m. U.S. Central Time
               o In Europe, the Middle East and Africa, call + 34 93 316 5934, 8 a.m. - 6 p.m. Central European Time
               o In Australia and the Asia-Pacific Region, call + 61 7 33106084, 9 a.m. - 8 p.m. Australian Eastern Time

          o VANGUARD (800-523-1188) if you purchased Compaq shares through Compaq's 401k plan
          o Compaq's Transfer Agent EQUISERVE (888-218-4373) if your shares are registered on Compaq's books
          o The brokerage house where you maintain an investment portfolio that contains Compaq shares.

Q97. WHAT SHOULD I DO IF THE NUMBER OF SHARES INDICATED ON THE PROXY CARD IS DIFFERENT FROM WHAT I SHOW ON MY RECORDS?

     A. You must contact one or more of the following to discuss the discrepancy:

          o SALOMON SMITH BARNEY if you purchased shares through Compaq's Employee Stock Purchase Program

               o In North and South America, call 877-636-7496 or 212-615-7835, 8 a.m. - 6 p.m. U.S. Central Time
               o In Europe, the Middle East and Africa, call + 34 93 316 5934, 8 a.m. - 6 p.m. Central European Time
               o In Australia and the Asia-Pacific Region, call + 61 7 33106084, 9 a.m. - 8 p.m. Australian Eastern Time

          o VANGUARD (800-523-1188) if you purchased Compaq shares through Compaq's 401k plan
          o Compaq's Transfer Agent EQUISERVE (888-218-4373) if your shares are registered on Compaq's books
          o The brokerage house where you maintain an investment portfolio that contains Compaq shares.

Q98. HOW CAN I VOTE MY PROXY?

     A. You may vote by mail, telephone or Internet. Please read your proxy materials. Instructions will be included on the proxy card or on a separate insert in the package.

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FORWARD LOOKING STATEMENT

This document contains forward-looking statements that involve risks, uncertainties and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Risks, uncertainties and assumptions include the possibility that the Hewlett-Packard/Compaq merger does not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval or that prior to the closing of the proposed merger, the businesses of the companies suffer due to uncertainty; the market for the sale of certain products and services may not develop as expected; that development of these products and services may not proceed as planned; that Compaq and Hewlett-Packard are unable to transition customers, successfully execute their integration strategies, or achieve planned synergies; other risks that are described from time to time in Compaq and Hewlett-Packard's Securities and Exchange Commission reports (including but not limited to Compaq's annual report on Form 10-K for the year ended December 31, 2001, HP's annual report on Form 10-K, as amended on January 30, 2002, for the fiscal year ended October 31, 2001, and subsequently filed reports). If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, Compaq's results could differ materially from Compaq's expectations in these statements. Compaq assumes no obligation and does not intend to update these forward-looking statements.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

On February 5, 2002, HP filed a Registration Statement with the SEC containing a definitive joint proxy statement/prospectus regarding the Merger. Investors and security holders of HP and Compaq are urged to read the definitive joint proxy statement/prospectus filed with the SEC on February 5, 2002 and any other relevant materials filed by HP or Compaq with the SEC because they contain, or will contain, important information about HP, Compaq and the Merger. The definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials (when they become available) before making any voting or investment decision with respect to the Merger.